3/6/02

02019030

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47180

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ANDREW GARRETT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 PARK AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MCHOUL JR. 212-682-8833
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN, GOLDBERG & DROGIN LLP
(Name — *if individual, state last, first, middle name)*

591 STEWART AVENUE SUITE 450 GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Sycoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrew Garrett, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

REVAN R. SCHWARTZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SC6876850
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES NOVEMBER 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW GARRETT, INC.

For the year ended December 31, 2001

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Andrew Garrett, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garrett, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin, LLP
Garden City, New York

February 14, 2002

ANDREW GARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 429	$ -	$ 429
Receivables from broker dealers and clearing organizations	32,369	-	32,369
Deposit with clearing organization	35,000	-	35,000
Securities owned at market value	94,491	46	94,537
Property and equipment, net		72,884	72,884
Investment in subsidiary		500,000	500,000
Deposits and prepaid expenses	-	58,626	58,626
Stock subscription receivable	-	16,932	16,932
Other assets	-	220,243	220,243
Total assets	$ 162,289	$ 868,731	$ 1,031,020

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Payable to broker dealers and clearing organization	$ 3,345		$ 3,345
Accounts payable and accrued expenses payable	64,102	-	64,102
Total liabilities	$ 67,447	$ -	67,447
Stockholders' Equity:			
Common stock - no par value; voting; 1,000,000 shares issued and outstanding			2,500
Additional paid-in capital			1,029,387
Deficit			(68,314)
Total stockholders' equity			963,573
Total liabilities and stockholders' equity			$ 1,031,020

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues:		
Commission income	$ 890,648	
Trading and investment gains	34,696	
Interest, and other income	187,874	
Total revenues		$ 1,113,218
Expenses:		
Commissions	$ 324,771	
Salaries and related payroll taxes	287,451	
Professional fees	112,742	
Occupancy and equipment rental	96,513	
Travel and entertainment	77,226	
Telephone	73,842	
Dues and regulatory expenses	72,172	
Other administrative expenses	70,740	
Clearance and execution costs	46,060	
Marketing and advertising	33,769	
Office expense and postage	30,574	
Insurance	18,902	
Interest expense	12,799	
Depreciation and amortization	7,022	
Total expenses		1,264,583
Loss before provision for income taxes		(151,365)
Provision for income taxes		(1,038)
Net Loss		$ (152,403)

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2001

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2001	1,000,000	$ 2,500	$ 879,387	$ 336,088	$ 1,217,975
Contributed capital	-	-	150,000	-	150,000
Shareholder Distribution	-	-	-	(251,999)	(251,999)
Net Loss	-	-	-	(152,403)	(152,403)
Balance December 31, 2001	1,000,000	$ 2,500	$ 1,029,387	$ (68,314)	$ 963,573

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (152,403)
Adjustments to reconcile net (loss) to net cash	
(used in) operating activities:	
Depreciation and amortization	7,022
(Increase) decrease in Operating Assets:	
Receivables from brokers and dealers	131,251
Securities owned at market value	50,124
Deposits and prepaid expenses	22,166
Other assets	(188,635)
Increase (decrease) in Operating Liabilities:	
Aggregate indebtedness	(97,055)
Securities sold short	(465)
Total adjustments	(75,592)
Net cash (used in) operating activities	(227,995)
Cash flows from financing activities:	
Contributed capital-shareholder	150,000
Distribution-shareholder	(251,999)
Proceedes from equity instruments	14,228
Net cash (used in) financing activities	(87,771)
Net decrease in cash	(315,766)
Cash - beginning of year	316,195
Cash - end of year	$ 429
Supplemental disclosures:	
Income taxes paid	$ -
Interest paid	$ 12,799

The accompanying notes are an integral part of these statements

Note 1 - Organization:

Andrew Garrett, Inc. (Company), was incorporated in the State of New York on August 4, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker in October 1994. The Company does not hold funds or securities for, or owe any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

On or about November 1, 2001, the company executed certain transactions that affected its form and operating entity. Due to the fact the Securities Regulatory Agencies may recognize these transactions at different times, the financial statements presented represent the activities of the company as a stand-alone entity thru December 31, 2001, which is beyond the agreement date.

Note 2 - Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Investment Banking:

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

Furniture, Equipment and Leasehold Improvements:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful live of the improvement or the term of the lease.

Note 2 - Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Concentration of Credit Risk:

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Requirements:

The Company has not completed its evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material. Adoption of this pronouncement is effective for fiscal years beginning after December 15, 1995.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2001 and received in January 2002. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Note 3 - Receivable from and Deposit with Clearing Organization (Continued):

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2000, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

	Receivable	Payable
Payable to clearing broker	$ 0	$ 3,345
Receivable from clearing organizations	32,369	0
Fees and commissions receivable/payable	0	0
	$ 32,369	$ 3,345

Note 4 - Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements consists of the following:

Furniture and fixtures	$ 34,658
Equipment	100,650
Leasehold improvements	49,975
Total	185,283
Less: accumulated depreciation and amortization	112,399
	$ 72,884

Depreciation and amortization expense for the year ended December 31, 2001 amounted to $7,022.

Note 5 – Related Party Transactions:

During 2001, the company entered into an Expense Allocation Agreement with BrokerageAmerica Inc., of which it owns 60.0938% of its stock. Under the agreement, each of the parties desires to receive certain administrative and other services from the other party in exchange for compensation set forth in the Expenses Allocation Agreement.

Note 6 - Income Taxes:

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. Although New York State does recognize the S Corp. status, there is a provision for income taxes of $125 reflected in the financial statements which represents minimum taxes.

The New York City Administrative Code does not recognize S Corporation status. A provision for estimated New York City income taxes of $913 is reflected in the financial statements at December 31, 2001

Note 7 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$94,491	$ 0
Options	0	0
	$ 94,491	$ 0

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of equities in the amount of $46.

Note 8 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules which require the Company to maintain minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2001, the Company's regulatory net capital was $80,465 which was $30,465 in excess of the minimum required.

Note 9 - Stock Subscription Receivable:

In April 1999, the Company agreed to sell to an employee, 20,000 shares of its no par value common stock for a purchase price of $100,000. Said 20,000 shares represents a total of two percent (2%) of the currently issued and outstanding share of the common stock. The purchase price was payable, ten percent down and the balance of $90,000 in forty eight (48) equal monthly installments together with interest at eight percent (8%) per annum.

Note 10– Investment in Subsidiary:

The Company has a majority interest in BrokerageAmerica, Inc., which operates a wholesale trading and market making Company. The investment is stated at cost.

Note 11- Commitments and Contingencies:

During March 1998, the Company entered into a lease for its premises at 52 Vanderbilt Avenue, New York City for a term of five years and nine days commencing April 22, 1998 and ending on April 30, 2003 at an annual rental of $141,948 per annum. The lease also contains standard escalations for real estate taxes, and standard building wages. As of December 31, 2001, the Company had future minimum annual lease obligations as follows:

December 31, 2002	$141,948
Four months ended April 30, 2003	47,316
	$ 189,264

Pursuant to a Related Party Transaction, see Note 5, the expenses of these premises were allocated between Andrew Garrett, Inc. and BrokerageAmerica, Inc. on a square footage based used, which resulted in Andrew Garrett, Inc. paying approximately 16% of the annual cost of these premises. It is anticipated that an analogous result will be reached in 2002.

Supplemental Information

ANDREW GARRETT, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2001

Net Capital

Total ownership equity from statement of financial condition	$ 963,573
Deduct ownership equity not allowed for net capital	-
Total capital	963,573
Deductions and/or charges a) total non-allowable assets from statement of financial condition	868,731
Net capital before adjustments for haircuts on securities positions and undue concentration.	94,842
Adjustments:	
Haircut on securities	(14,376)
Undue concentration	-
Total adjustments	(14,376)
Net capital	$ 80,465
Minimum net capital	$ 50,000
Excess net capital	$ 30,465
Aggregate indebtedness	$ 67,447
Percentage of aggregate indebtedness to net capital (67,447 ÷ 80,465)	83.8%

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2001

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of Andrew Garrett, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2001.

ANDREW GARRETT, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2001

Net capital per audited focus report	$	80,465
Net capital per unaudited focus report		81,167
Difference to be reconciled	$	(702)
Additional year end expenses		702
		702

ANDREW GARRETT, INC.

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2001

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Andrew Garrett, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Andrew Garrett, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin LLP
Garden City, New York

February 14, 2002

ANDREW GARRETT, INC.

*FINANCIAL STATEMENTS
AND SCHEDULES*

FOR THE YEAR ENDED DECEMBER 31, 2001

with

*INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL
REPORT ON INTERNAL CONTROL STRUCTURE*

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants